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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Sharpe Resources Corporation
(Registrant)
Date: December 8, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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SHARPE RESOURCES CORPORATION

Joint Venture coal exploration agreement has been completed between Royal Standard Minerals Inc. and Sharpe Resources Corp.

C.U.S.I.P # 82001L100	NEX:SHO.H
OTCBB : SHGPF
FOR IMMEDIATE RELEASE

SHARPE RESOURCES CORPORATION, “SHO”, NOVEMBER 25, 2008, HEATHSVILLE, VA,

Subsequent to an announcement, a June 12th, 2008 press release, of a proposed Joint Venture program between Royal Standard Minerals Inc. and Sharpe Resources Corp. to jointly explore and develop coal projects in Eastern Kentucky, the Boards of Directors of Royal Standard Minerals Inc. and Sharpe Resources Corporation have completed a 50-50 Joint Venture agreement to jointly pursue the exploration and development of coal projects in Eastern Kentucky. The agreement was approved and executed on November 21, 2008 and is subject to regulatory approvals, according to Roland M. Larsen, Qualified Person.

The information presented in this press release is subject to the various regulatory approvals. The economic viability of these projects is uncertain and is contingent upon coal pricing and mining conditions that could affect the project economics.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

The Company cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at sharperesourcescorporation.com